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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K   [X]  Form 10-Q
              [_] Form N-SAR [_] Form N-CSR
For Period Ended:  January 1, 2005

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:
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Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                               --------------------------------

                                     PART I
                             REGISTRANT INFORMATION

                         Commission File Number 0-17038


                 Full name of registrant: CONCORD CAMERA CORP.
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                           Former name if applicable:
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           Address of principal executive office (street and number):

                4000 Hollywood Boulevard, 6th Floor, North Tower
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                           City, state and zip code:

                            Hollywood, Florida 33021
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         In August 2004, Concord Camera Corp. (the "Company) converted its management information systems from its existing legacy systems to a new worldwide, fully integrated Enterprise Resource Planning ("ERP") software system which supports virtually every area of the Company's operations. The implementation of the new ERP system resulted in inefficiencies and delays in providing certain information necessary to complete the Company's Quarterly Report on Form 10-Q for the first quarter of Fiscal 2005 ("First Quarter 10-Q"). The Company has made substantial improvements in operating the new ERP system, but continues to experience some inefficiencies and delays with the system. The delay in filing the First Quarter 10-Q will impact the Company's ability to timely file its Quarterly Report on Form 10-Q for the second quarter ("Second Quarter 10-Q"). The Company currently expects to file its First Quarter 10-Q on or about February 14, 2005 and its Second Quarter 10-Q on or about March 31, 2005.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                 Alan Schutzman          (954) 331-4285
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                     (Name)        (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [ ] Yes [X] No

The Company has not filed its Quarterly Report on Form 10-Q for the first quarter of Fiscal 2005, which ended October 2, 2004.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No



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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Company anticipates that there will be significant changes in its results of operations for the second quarter of fiscal 2005 as compared to the second quarter of fiscal 2004, as a consequence of the delays referred to above, the Company is not yet able to provide a reasonable estimate of its second quarter fiscal 2005 operating results.








                              CONCORD CAMERA CORP.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  February 1, 2005                             By: /s/ Alan Schutzman
                                                        ----------------------
                                                        Alan Schutzman
                                                        Senior Vice President,
                                                           General Counsel
                                                           and Secretary